Cannabis Science Inc.


February 26, 2010


Gary Newberry
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Dear Mr. Newberry:

Re:	Cannabis Science, Inc. (the "Company")
	Comments on Form 10-K for the Fiscal Year Ended
	December 31, 2008
	Filed April 15, 2009
	Comments on Form 10-K/A for the Fiscal year Ended
	December 31, 2008
	Filed May 14, 2009
	Comments on Form 10-Q for the Fiscal Quarter Ended
	March 31, 2009
	Filed May 15, 2009
	Comments on Form 10-Q for the Fiscal Quarter Ended
	June 30, 2009
	Filed August 21, 2009
	File No. 0-28911
________________________________________________________

I am Chief Financial Officer of the Company and write this letter on behalf of the Company. Further to our telephone conversation, I would like to confirm that the Company requests an additional ten business day extension to respond to your comments. The Company needs this time to allow its auditor to review its response.

Please contact me if you have any further questions.

Yours truly,

CANNABIS SCIENCE, INC.

Per: /s/ Richard Cowan

Richard Cowan
Chief Financial Officer
760-969-8619